[ Janus Letterhead ]
April 17, 2014
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505
Re:	JANUS INVESTMENT FUND (the “Registrant”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Post-Effective Amendments No. 193 and No. 194
Dear Mr. Parachkevov:
On behalf of the Registrant and its underlying series, Janus Multi-Sector Income Fund and Janus Unconstrained Bond Fund (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on January 28, 2014 with respect to the Registrant’s Post-Effective Amendment No. 193 for Janus Multi-Sector Income Fund and Post-Effective Amendment No. 194 for Janus Unconstrained Bond Fund, each of which filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 13, 2013. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing, and carry over comments, as applicable, to the Registrant’s other Prospectuses and Statements of Additional Information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
General Prospectus Comments
2.	Staff Comment: The Staff indicated that to the extent fees and expenses incurred indirectly by a Fund as a result of its investment in shares of one or more “acquired funds” exceed 0.01% of the average net assets of the Fund, the Fund should add an appropriate subcaption to the “Annual Fund Operating Expenses” table.

Response: The Registrant acknowledges the comment and will provide this information if applicable.

3.	Staff Comment: The Staff requested that the Registrant confirm that footnote (2) to the fee tables complies with the one-year requirement for fee waivers in Item 3 of Form N-1A.

Response: The Registrant acknowledges the comment and confirms the footnotes comply.

4.	Staff Comment: The Staff requested that the Registrant revise footnote (2) to each Fund’s fee table to state the first breakpoint in each respective investment advisory fee schedule as referred to in the recoupment statement and to note that there is no guarantee the respective asset levels will be reached.

Response: The Registrant has updated the footnotes as requested.

5.	Staff Comment: In the “Portfolio Turnover” paragraph in both Fund Summary sections, add a statement noting that no portfolio turnover information is available because the Funds are new.

Response: The Registrant has updated the disclosure as requested.

6.	Staff Comment: In the “Principal Investment Strategies” section, following the sentence mentioning investments in “junk” bonds, disclose the lowest quality credit rating bonds in which the Funds may invest, including whether such investments may include defaulted securities.

Response: The Registrant notes that “junk” bonds are further defined in the “Principal Investment Risks” section to include bonds rated below investment grade by the primary rating agencies such as Standard & Poor’s Ratings Services, Fitch, Inc., and Moody’s Investors Service, Inc., or unrated bonds of similar quality. Additionally, the “Explanation of Ratings Categories” section in the prospectus identifies that below investment grade securities could include those in default. As such, the Registrant has not added additional disclosure within the “Principal Investment Strategies” section.

7.	Staff Comment: In the “Performance Information” paragraph in both Fund Summary sections, add a statement providing a website address and toll-free phone number for shareholders interested in seeing either Fund’s performance.

Response: The Registrant has updated the disclosure as requested.

8.	Staff Comment: In the discussion of “Securities Lending,” include disclosure regarding the risks associated with the reinvestment of cash collateral.

Response: The Registrant has updated the disclosure as requested.

9.	Staff Comment: Confirm that the derivatives disclosure under “Principal Investment Strategies,” “Short Sales,” and “Management Risk” is consistent.

Response: The Registrant confirms that the disclosure is consistent with each Fund’s intended use of such instruments.

10.	Staff Comment: In the disclosure regarding Anti-Money Laundering Program requirements under the USA PATRIOT Act, the Staff indicated that the disclosure should state that the Registrant has designated an officer of the Funds for purposes of supervising the Registrant’s anti-money laundering program.

Response: The Registrant confirms the disclosure includes information regarding the designation of such compliance officer.

11.	Staff Comment: In the “Commission on Class C Shares” disclosure, the Staff indicated that the disclosure should state whether the Funds make various information related to sales loads and breakpoints available free of charge, on or through the Funds’ websites at a specified internet address.

Response: The Registrant confirms the disclosure includes the required information.

12.	Staff Comment: The Staff suggested that the Registrant add “Management Risk” to the Fund Summary section for Janus Multi-Sector Income Fund similar to that reflected in the Fund Summary section for Janus Unconstrained Bond Fund.

Response: The Registrant has added the disclosure as requested.

13.	Staff Comment: The Staff suggested that the Registrant add disclosure related to liquidity risk to both Funds.

Response: The Registrant confirms that appropriate disclosure is reflected for both Funds.
General SAI Comments
14.	Staff Comment: Under the discussion of “Zero Coupon, Step Coupon, and Pay-In-Kind Securities,” include disclosure that (i) there is a risk that the borrower could default on the securities at maturity; (ii) valuations of such securities may be unreliable due to judgments about the collectability of payments; and (iii) there is uncertainty regarding the accounting treatment of cash contributions, which may be treated as a return of offering proceeds rather than a distribution of net income under Section 19(a) of the Investment Company Act of 1940, as amended (“1940 Act”).

Response: The Registrant has revised disclosure in the “Zero Coupon, Step Coupon, and Pay-In-Kind Securities” and the “Fund Taxation” sections to address Staff comments.

15.	Staff Comment: In the discussion of “Reverse Repurchase Agreements,” disclose the 1940 Act limit on such investments.

Response: The Registrant has updated the disclosure as requested.

16.	Staff Comment: With respect to a paragraph pertaining to participation on committees found under “Additional Risks of Options on Foreign Currencies, Forward Contracts, and Foreign Instruments,” the Staff noted that the paragraph appeared to be out of place.

Response: The Registrant has moved the disclosure.

17.	Staff Comment: In reference to the “Options on Securities” section, in the discussion of how the Funds will cover their obligations on call options, confirm that the Funds will cover the notional value of such options minus margin.

Response: The Registrant confirms the practice of covering the notional value of options minus margin as further described in the third paragraph of the “Options on Securities” section.

18.	Staff Comment: In reference to the “Swaps and Swap-Related Products” section, the Staff noted that the disclosure indicates that the Funds may invest in total return swaps and stated that, to the extent a Fund invests in such swaps, it must set aside an appropriate amount of segregated assets, as described in Investment Company Act Release No. 10666. In addition, with regard to credit default swaps, confirm that the Funds will cover the notional value of such swaps minus margin.

Response: The Staff’s comment with respect to ICA Release No. 10666 is noted. The Registrant confirms that when a Fund is a protection seller for physically settled credit default swaps, the Fund would cover the notional amount of the credit default swap minus margin.

19.	Staff Comment: In the discussion of “Portfolio Holdings Disclosure Policies and Procedures,” the Staff indicated the disclosure should include a statement regarding any policies and procedures with respect to the receipt of compensation in connection with the disclosure of information about portfolio securities.

Response: The Registrant has added appropriate disclosure.

20.	Staff Comment: In the discussion of “Material Conflicts” in the Other Accounts Managed section, the Staff asked if references to performance-based advisory fees are accurate.

Response: The Registrant confirms the disclosure is accurate.

21.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings.
Please call me at (303) 336-7849 with any questions or comments.
Respectfully,
/s/ Richard C. Noyes
Richard C. Noyes
Senior Legal Counsel
Enclosure (via EDGAR only)
cc:	Stephanie Grauerholz-Lofton, Esq. Larry Greene, Esq. Donna Brungardt